CLIFFORD CHANCE US LLP

March 29, 2024

VIA EDGAR

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CNL Strategic Capital, LLC Registration Statement on Form S-1 Filed February 15, 2024
File No. 333-277103
Responses to Staff comments made by letter dated March 13, 2024

Dear Mr. Stickel and Ms. Block:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 13, 2024 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (File No. 333-277103) (the “Registration Statement”), which was filed on February 15, 2024. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the prospectus.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. The Company will amend the Registration Statement at a later date to reflect the proposed changes noted herein.

Prospectus Summary

Will there be a liquidity event for shareholders, page 13

1.	We note your disclosure that the board of directors intends to contemplate a liquidity event for your shareholders on or before November 1, 2027. Please clarify if it is anticipated that it can occur at any time before November 1, 2027, including shortly after the offering.

In response to the Staff’s comment, the Company supplementally advises the Staff that the current disclosure provides that the board of directors intends to contemplate a liquidity event on or before November 1, 2027, which covers any time before such date. In the prospectus relating to the Company’s initial public offering, the Company disclosed that the board of directors intends to contemplate a liquidity event for its shareholders “within six years from the date [the Company] terminate[s] this offering.” The Company’s initial public offering was terminated on November 1, 2021 and six years thereafter is November 1, 2027.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

The decision to consider a liquidity event is subject to the discretion of the board of directors. As such, the Company advises the Staff that it does not have any additional information to provide at this time regarding the expected timing of any such decision, and therefore the Company believes that the current disclosure is accurate and complete.

Are there any Investment Company Act of 1940 considerations, page 15

2.	Please note that we have referred your filing to the Division of Investment Management and may have further comments.

The Company acknowledges the Staff’s comment.

Prior Performance of the Manager, the Sub-Manager and Their Respective Affiliates, page 56

3.	We note that you have presented in this section the historical experience of certain programs sponsored or managed in the last ten years by CNL affiliates and LLCP and its affiliates. We also note from your disclosure that you indicate the purpose of this prior performance information is to enable investors to evaluate accurately the experience of CNL affiliates and LLCP and its affiliates in sponsoring programs. Please revise the disclosure regarding prior performance so that it reflects the performance of CNL Strategic Capital, LLC, rather than predecessor affiliated programs. Given the time that has elapsed since your initial public offering, it appears that investors should have sufficient information to make an informed investment decision based upon your performance rather than being directed towards the prior performance or experience of CNL, LLCP or any affiliates. In this regard, we also note the disclosure that many of the discussed affiliate programs do not share comparable business strategies or business objectives with you. As such, please remove disclosure related to prior performance that is not directly yours, and rather focus your disclosure on the performance of CNL Strategic Capital, LLC. Alternatively, provide support as to why you believe such disclosure remains materially relevant to investors.

In response to the Staff's comment, the Company supplementally advises the Staff that it agrees with the Staff that disclosure of the Company’s performance to investors is important information that investors can take into account when deciding whether they should purchase common shares of the Company in the offering. The Company advises the Staff that the Company already includes performance information of the Company under the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Total Returns” on page 87 of the prospectus. Additionally, the Company has supplemented and will continue to supplement such performance information of the Company on a monthly basis in a current report on Form 8-K, which information is incorporated by reference in the prospectus.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

However, the Company also believes that the historical experience of programs sponsored or managed by Levine Leichtman Capital Partners, LLC (“LLCP”) that have similar business objectives to the Company provides investors meaningful information to help them make an informed investment decision.

The Company is externally managed by CNL Strategic Capital Management, LLC and sub-managed by Levine Leichtman Strategic Capital, LLC, an affiliate of LLCP. The Company’s business strategy is to primarily acquire controlling equity interests in middle-market businesses located in the United States. It is important to note that the Company’s business strategy is the same strategy that has been used by LLCP in relation to the Private Acquisition Funds, which are described under the section captioned “Prior Performance of the Manager, the Sub-Manager and Their Respective Affiliates—Prior Programs Sponsored by LLCP and its Affiliates—Private Acquisition Funds” beginning on page 59 of the prospectus. LLCP has executed on this business strategy over many different business cycles.

Additionally, the Company continuously offers its common shares through the retail distribution channel in order to raise capital to grow its business. The Company’s Managing Dealer for the offering engages broker-dealers and registered investment advisers to sell common shares in the offering. Participating broker-dealers and registered investment advisers have requested information about LLCP (including the historical experience of programs sponsored by it) and have indicated that this information is relevant and material for purposes of conducting due diligence to determine whether to participate in the Company’s offering and offer this investment to their respective clients. In particular, the Company uses the historical experience of programs sponsored or managed by LLCP that have similar business objectives to the Company (as disclosed in the prospectus) to educate broker-dealers, registered investment advisers and other distribution participants about LLCP’s track record, and they rely on this information when assessing the suitability of an investment in the Company. The Company also understands that investors rely on this information to learn about LLCP , which helps them better understand the Company’s business objective and strategy when deciding whether they should purchase common shares of the Company in the offering. Additionally, because the Company has not yet sold any asset acquired during its operating history, participating broker dealers and registered investment advisers have regularly requested information on sales of investments by programs sponsored or managed by LLCP that have similar business objectives to the Company in order to assess LLCP’s prior experience with exiting investments. However, none of this information is publicly available. Accordingly, the Company believes that the historical experience of programs sponsored or managed by LLCP that have similar business objectives to the Company supplements in a meaningful way, rather than distracts from, the performance information of the Company already included in the prospectus.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

The Company acknowledges the Staff’s view that prior performance information should be limited to information that is most likely to be material to investors (CF Disclosure Guidance: Topic No. 6). Therefore, in response to the Staff’s comment and based on the discussion above, the Company proposes to revise the disclosure to remove the sections captioned “Prior Performance of the Manager, the Sub-Manager and Their Respective Affiliates” and “Appendix A: Prior Performance Tables” and include disclosure relating only to the Private Acquisition Funds that is currently in the prospectus in a new sub-section captioned “Management—Historical Experience of LLCP and its Affiliates” beginning on page 118 of the prospectus, substantially as set forth on Annex A hereto (which will be updated as of 12/31/2023).

Share Repurchase Program, page 80

4.	We note your disclosure that the Share Repurchase Program includes certain restrictions on the timing, amount and terms of your repurchases intended to ensure your ability to qualify as a partnership for U.S. federal income tax purposes. Please disclose any such restriction that are not already otherwise discussed in this section. Consistent with your disclosure on page 179, please also disclose here that you cannot terminate the share repurchase program absent a liquidity event or where otherwise required by law, but that the board of directors has the right to amend or suspend the share repurchase program to the extent it determines that it is in our best interest to do so upon 30 days’ prior notice to your shareholders. Further, clarify whether any shareholder requests for repurchase have not been honored since inception.

In response to the Staff’s comment, the Company supplementally advises the Staff that there are no other restrictions not already discussed in the prospectus regarding the Share Repurchase Program as they relate to ensuring the Company’s ability to qualify as a partnership for U.S. federal income tax purposes.

Additionally, the Company proposes to add disclosure in a new paragraph two under the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share Repurchase Program” beginning on page 80 of the prospectus, substantially as set forth on Annex B hereto. The Company also proposes to add disclosure at the end of existing paragraph three under the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share Repurchase Program” as set forth below:

“We have had no unfulfilled share repurchase requests under the Share Repurchase Program since inception.”

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

General

5.	We note that throughout your filing you discuss various types of fees related to both the shares themselves, as well as in the form of the management fees. In an effort to provide greater clarity, please provide disclosure that groups together all of the various types of fees in one place so that potential investor can better understand your overall fee structure. Also provide illustrative examples of how your overall fee structure relates to potential investors of each of the respective classes of shares in the summary section or advise.

In response to the Staff’s comment, the Company proposes to revise the disclosure under the section captioned “Prospectus Summary—What is the difference between the Class A, Class T, Class D, Class I, Class FA and Class S shares?” beginning on page 11 of the prospectus to include a table that provides an illustrative example of how the Company’s fee structure relates to potential investors of each of the respective classes of shares, substantially as set forth on Annex C hereto. The Company also proposes to revise the disclosure under the section captioned “Prospectus Summary—What are the fees that we pay to the Manager, the Sub-Manager, their respective affiliates and the Managing Dealer in connection with this offering?” beginning on page 11 of the prospectus to include the same table that is currently in the prospectus on page 138 under the section captioned “Compensation of the Manager, the Sub-Manager and the Managing Dealer” that summarizes the compensation, reimbursements and distributions the Company pays to the Manager, the Sub-Manager, the Managing Dealer and affiliates, substantially as set forth on Annex D hereto.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC

Chirag J. Bhavsar

Tracey Bracco

Bradley Yochum

Clifford Chance US LLP

Jay L. Bernstein

Tae Ho Cho

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

ANNEX A

Historical Experience of LLCP and its Affiliates

The information presented herein represents the historical experience of programs sponsored or managed in the last ten years by LLCP and its affiliates, through December 31, 2022, except as otherwise indicated, that have similar business objectives to us (the "Private Acquisition Funds"). The purpose of this prior performance information is to enable investors to evaluate accurately the experience of LLCP and its affiliates in sponsoring programs.

Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in the Private Acquisition Funds. Investors who purchase our shares of common stock will not thereby acquire an ownership interest in any of the entities to which the following information relates. Further, the Private Acquisition Funds were conducted through privately held entities that were subject neither to the up-front commissions, fees and other expenses associated with this offering nor all of the laws and regulations that will apply to us as a publicly offered company.

We consider a prior program to have a business objective similar to us if the program acquires, or has acquired, controlling and minority equity interests in growing middle-market businesses located primarily in the United States. Although a business objective is similar, the specific acquisition criteria of a prior program may vary from program to program as compared to our acquisition criteria.

General

Since its inception in 1984 through December 31, 2022, LLCP and the LLCP Senior Executives have managed approximately $13.3 billion of capital. From 1984 through 1993, LLCP Founding Principals Arthur E. Levine and Lauren B. Leichtman made seven investments in their individual capacities prior to establishing LLCP. From 1994 through December 31, 2022, LLCP has sponsored and managed fourteen private funds (the “LLCP Private Funds”) in addition to our company, raised a total of approximately $10.7 billion of capital commitments from over 175 institutional and other investors, and invested approximately $7.8 billion in over 100 middle-market companies across various industries, including franchisors, business services, and light manufacturing and engineered products. As of December 31, 2022, 70 businesses had been sold by the LLCP Private Funds. The aggregate investment cost of these businesses was approximately $3.1 billion with a realized value of approximately $8.4 billion. With respect to the LLCP Private Funds, we believe that we have a similar business objective with the Private Acquisition Funds, which are described below.

Private Acquisition Funds

The Private Acquisition Funds acquire, or have acquired, controlling and minority equity interests in growing middle-market businesses located primarily in the United States.  The Private Acquisition Funds are described below.

●	Levine Leichtman Capital Partners, L.P. (“LLCP I”) launched in 1994, closed in 1994 with a total of approximately $102.5 million of capital commitments and made six investments. LLCP I primarily focused on companies in the U.S. with annual revenues of $50 to $500 million. LLCP I dissolved on November 30, 2009.

●	Levine Leichtman Capital Partners II, L.P. (“LLCP II”) launched in December 1997, closed in August 1999 with a total of approximately $350 million of capital commitments and has made 12 investments. LLCP II primarily focused on companies in the U.S. with annual revenues ranging from $50 million to $500 million. LLCP II returned all invested capital to its investors.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

●	Levine Leichtman Capital Partners III, L.P. (“LLCP III”) launched in June 2002, closed in December 2004 with a total of approximately $500 million of capital commitments and has made 14 investments. LLCP III primarily focused on companies in the U.S. with annual revenues ranging from $50 million to $500 million. LLCP III is currently in its wind-down period.

●	Levine Leichtman Capital Partners IV, L.P. (“LLCP IV”) launched in September 2007, closed in October 2009 with a total of approximately $1.1 billion of capital commitments and has made 11 investments. LLCP IV primarily focused on companies in the U.S. with annual revenues ranging from $50 million to $500 million. LLCP IV is currently in its wind-down period.

●	Levine Leichtman Capital Partners V, L.P. (“LLCP V”) launched in September 2012, closed in March 2014 with a total of approximately $1.6 billion of capital commitments and has made 11 investments. LLCP V primarily focuses on companies in the U.S. with annual revenues ranging from $50 million to $500 million. LLCP V’s investment period has expired; however, it may be called upon to provide follow-on capital for existing investments.

●	Levine Leichtman Capital Partners VI, L.P. (“LLCP VI”) launched in May 2017, closed in December 2018 with a total of approximately $2.5 billion of capital commitments and has made eight investments. LLCP VI primarily focuses on companies in the U.S. with annual revenues ranging from $50 million to $500 million. LLCP VI is currently in its investment period.

●	Levine Leichtman Capital Partners Small Business Fund, L.P. (“LMM I Fund”) launched in May 2010, closed in February 2011 with a total of approximately $226 million of capital commitments and has made seven investments. The LMM I Fund focuses on companies in the U.S. with annual revenues of less than $50 million at the time of investment. The LMM I Fund’s investment period has expired; however, it may be called upon to provide follow-on capital for existing investments.

●	LLCP Lower Middle Market Fund, L.P. (“LMM II Fund”) launched in March 2016, closed in October 2016 with a total of $615 million of capital commitments and has made eight investments. The LMM II Fund focuses on U.S. companies with annual revenues of less than $50 million at the time of investment. The LMM II Fund’s investment period has expired; however, it may be called upon to provide follow-on capital for existing investments.

●	LLCP Lower Middle Market Fund III, L.P. (“LMM III Fund”) launched in February 2021, closed in September 2021 with a total of $1.38 billion of capital commitments and has made one investment so far. The LMM III Fund focuses on U.S. companies with annual revenues of less than $50 million at the time of investment. The LMM III Fund is currently in its investment period.

The table below sets forth certain performance data relating to the Private Acquisition Funds. From 1994 through December 31, 2022, the Private Acquisition Funds invested approximately $6.1 billion in 80 investments generating a gross realized internal rate of return of 21.4% and a 2.2x cash-on-cash multiple. This performance and other data is not a guarantee or prediction of the returns that we may achieve in the future.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

Private Acquisition Funds

Performance From Inception through December 31, 2022(1)

($ in thousands)		As of December 31, 2022
	Total Number of Investments	Investment Amount(2)(3)	Realized Value(4)	Unrealized Value(4)	Gross Internal Rate of Return(5)	Net Internal Rate of Return(6)	Management & Incentive Fees, Expenses
LLCP I	6	$98,560	$159,945	-	44.2%	18.7%	$32,535
LLCP II	12	$346,772	$497,128	-	10.5%	5.7%	$61,098
LLCP III	14	$470,356	$920,570	$112	16.3%	9.8%	$143,536
LLCP IV	11	$834,654	$1,853,779	$97,286	27.0%	17.8%	$325,623
LLCP V	11	$1,400,009	$3,389,183	$870,069	23.2%	17.3%	$739,609
LLCP VI	9	$1,998,013	$391,481	$3,169,259	24.0%	15.7%	$503,155
LMM I Fund	7	$149,705	$488,472	$7,410	44.2%(7)	35.4%(7)	$94,163
LMM II Fund	8	$461,774	$894,853	$347,189	35.3%	25.3%	$210,158
LMM III Fund(8)	2	$341,253	$7,680	$347,931	n.m.	n.m.	$54,348

(1)	The private funds shown in this table were conducted through privately held entities that were subject neither to the up-front commissions, fees and other expenses associated with this offering nor all of the laws and regulations that will apply to us.
(2)	Excludes capital called for fund-level fees and expenses.
(3)	Investment Amount is determined as of the closing of the investment and includes all equity called and all debt funded or contractually committed to be funded by the collective investments herein.
(4)	Realized and Unrealized Value before fees, expenses, and general partner’s carried interest. Realized value represents the combination of cumulative interest and dividend payments as well as net proceeds derived from the ultimate sale transaction. Determinations of Unrealized Value are based upon the principal amount of the Fund’s investment in the underlying portfolio company’s debt securities (or possibly less if such debt security is impaired) at the time of determination plus the value of such Fund’s equity investment in the portfolio company, as valued by LLCP’s valuation committee. LLCP believes these values are reasonable and appropriate; however, there can be no assurance that proceeds will be realized on these investments, or that, if or when realized, the proceeds will be equal to the values estimated by LLCP. Unrealized Values are as of December 31, 2022.
(5)	Internal rates of return (gross) before fees, expenses, and general partner’s carried interest, calculated using a “time-zero” methodology in which the cash flows of all investments (actual amounts of contributions and distributions) are based from the same hypothetical starting date.
(6)	Internal rates of return (net) after fees, expenses, and general partner’s carried interest, calculated using a “time-zero” methodology in which the cash flows of all investments (actual amounts of contributions and distributions) are based from the same hypothetical starting date.
(7)	Internal Rate of Return for the LMM I Fund is based on limited partner cash flows, not fund level cash flows.
(8)	The net internal rate of return (IRR) is computed based on the actual dates of the cash inflows (capital contributions), outflows (cash distributions), and the net assets at the end of the period (residual value) of the limited partners’ capital balance. The LMM III Fund is still in the early stages of its life and its capital has not yet been fully deployed. As such, the internal rate of return may not yet be an appropriate measure of the LMM III Fund’s performance.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

The table below sets forth summary information on the results of sales of companies from certain Private Acquisition Funds during the three year period ended December 31, 2022.(1)

		Year Ended December 31, 2022
($ in thousands)	Operating Company	Industry	Date Acquired	Date of Sale	Investment Cost	Realized Value(2)
LLCP V	Hand & Stone	Spa Franchisor	April 2015	June 2022	$80,500	$630,611
LLCP V	Monte Nido	Eating Disorder Facilities	Aug 2015	Aug 2022	$199,975	$419,115
LLCP V	Trinity Consultants	Environmental Consulting	Aug 2015	June 2021	$153,245	$559,722
LLCP V	Caring Brands	Home Health Services	Sept 2015	Oct 2021	$123,280	$366,973
LLCP V	Nothing Bundt Cakes	Specialty Dessert Franchisor	Oct 2016	May 2021	$96,532	$644,332
LMM I Fund	Pacific Handy Cutter	Safety Cutter Supplier	Apr 2016	Dec 2020	$29,208	$191,218
LMM II Fund	Jonathan Engineered Solutions	Engineered Components	Oct 2016	Dec 2020	$57,000	$190,631
LMM II Fund	Mountain Mike's	Restaurant Franchisor	April 2017	Feb 2022	$37,500	$104,246
LMM II Fund	FlexXray	Food Inspection Services	Aug 2017	Jul 2021	$68,650	$279,435
LMM II Fund	Best Lawyers	Legal Marketing Services	May 2018	Nov 2021	$32,449	$104,428
LMM II Fund	West Academic	Legal Education Publisher	Dec 2018	Nov 2021	$69,820	$182,600

(1)	The Private Acquisition Funds shown in this table were conducted through privately held entities that were subject neither to the up-front commissions, fees and other expenses associated with this offering nor all of the laws and regulations that will apply to us.
(2)	Realized value represents the combination of cumulative interest and dividend payments as well as net proceeds derived from the ultimate sale transaction. Realized Value may include notes receivables, escrows, holdbacks, residual interests and other reserves that each fund believes will be received at the expiration of any applicable time periods or otherwise.

Adverse Conditions and Other Developments Affecting the Private Acquisition Funds

Certain of the Private Acquisition Funds have been affected from time to time by general economic conditions, capital market trends and other external factors during their respective operating periods. However, there have been no major adverse business developments or conditions experienced by any Private Acquisition Funds that would be material to investors, including as a result of recent general economic conditions. You should not rely on the past performance of investments by other LLCP-affiliated entities to predict our future results.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

ANNEX B

Our board of directors has the right to amend or suspend the Share Repurchase Program to the extent it determines that it is in our best interest to do so, such as when repurchase requests would place an undue burden on our liquidity, adversely affect our operations, risk having an adverse impact on us that would outweigh the benefit of repurchasing our shares or risk our ability to qualify as a partnership for U.S. federal income tax purposes, upon 30 days’ prior notice to our shareholders. Once the Share Repurchase Program is suspended, the Share Repurchase Program requires that we consider the recommencement of the plan at least quarterly. Continued suspension of the Share Repurchase Program would only be permitted under the plan if our board of directors determines that the continued suspension of the Share Repurchase Program is in our best interest and the best interest of our shareholders. Our board of directors must affirmatively authorize the recommencement of the plan before shareholder requests will be considered again. Our board of directors cannot terminate the Share Repurchase Program absent a liquidity event or where otherwise required by law. We may provide notice by including such information in a current report on Form 8-K or in our annual or quarterly reports, each of which are publicly filed with the SEC followed by a separate mailing to our investors. Moreover, the share repurchase program will terminate, and we no longer will accept shares for repurchase, if and when our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under the Share Repurchase Program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

ANNEX C

Assuming a constant net asset value per share of $25 and assuming applicable distribution and shareholder servicing fees are paid until the 8.5% of gross proceeds limit described in “Compensation of the Manager, the Sub-Manager and the Managing Dealer-Distribution and Shareholder Servicing Fee to the Managing Dealer” is reached, we expect that a one-time investment in 400 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following upfront selling commissions, dealer manager fees and distribution and shareholder servicing fees:

	Upfront Selling Commissions	Dealer Manager Fees	Distribution and Shareholder Servicing Fees	Maximum Distribution and Shareholder Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time)
Class A shares	$600.00	$250.00	$ —	—	$ 850.00
Class T shares	$300.00	$175.00	$ 100.00	$375.00 (3.75 years)	$ 850.00 (3.75 years)
Class D shares	$ —	$ —	$ 50.00	$850.00 (17 years)	$ 850.00 (17 years)
Class I shares	$ —	$ —	$ —	—	—

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

ANNEX D

The following table summarizes the compensation, reimbursements and distributions (exclusive of any distributions to which our affiliates may be entitled by reason of their purchase and ownership of shares in connection with this offering) we contemplate paying to the Manager, the Sub-Manager, the Managing Dealer and other affiliates, including amounts to reimburse their costs in providing services and for amounts advanced on our behalf, with respect to proceeds raised in our primary offering. In addition, for information concerning compensation to our independent directors, see “Management—Compensation of Independent Directors.”

For purposes of illustrating these fees and expenses, we have assumed that we will sell the maximum of $200,000,000 in shares in this primary offering and assumes that 35% of the gross offering proceeds from this primary offering is from sales of Class A shares, 10% is from sales of Class T shares, 10% is from sales of Class D shares and 45% is from sales of Class I shares. Based on this allocation, we expect approximately $193,100,000 of the gross proceeds of the $200,000,000 in this primary offering will be available for acquisitions and the associated services fees and acquisition expenses, while the remaining amount will be used to pay selling commissions and dealer manager fees. The fees and expenses that we expect to pay or reimburse (except offering stage expenses) will be reviewed by our independent directors at least annually. All or a portion of the selling commissions and dealer manager fees will not be charged with regard to shares sold to certain categories of purchasers and for sales eligible for volume discounts and, in limited circumstances, the dealer manager fee may be reduced with respect to certain purchases. Although the following table represents the compensation and reimbursements we expect to pay to the Manager, the Managing Dealer and other affiliates in connection with the sale of assets and investment of the proceeds from this offering, there is no assurance our costs for these and/or other future services will remain unchanged throughout our duration. In addition, because these figures cannot be precisely calculated at this time, the actual fees payable may exceed these estimates.

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount
Selling commission to the Managing Dealer and participating brokers

We pay the Managing Dealer a selling commission up to 6.00% of the sale price for each Class A share and up to 3.00% of the sale price for each Class T share sold in this primary offering. The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Assuming we sell the maximum offering amount, all in Class A shares, the maximum amount of selling commissions payable to the Managing Dealer would be $12,000,000.
Dealer manager fee to the Managing Dealer and participating brokers	We pay the Managing Dealer a dealer manager fee of up to 2.50% of the price of each Class A share and up to 1.75% of the price of each Class T share sold in this primary offering. The Managing Dealer may reallow all or a portion of such dealer manager fees to participating broker-dealers.	Assuming we sell the maximum offering amount, all in Class A shares, the maximum amount of dealer manager fees payable to the Managing Dealer would be $5,000,000.
Distribution and Shareholder Servicing Fee to the Managing Dealer

We also pay the Managing Dealer ongoing distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in this primary offering (excluding Class T Shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of our current net asset value per share, as disclosed in our periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fees accrue daily and are paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares, a broker-dealer with a fee-based platform, or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fees are ongoing fees that are allocated among all Class T and Class D shares, respectively, and are not paid at the time of purchase.

Amount is not determinable at this time.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount

We will cease paying the distribution and shareholder servicing fee with respect to Class T shares held in any particular account, and those Class T shares will convert into a number of Class A shares determined by multiplying each Class T share to be converted by the applicable “Conversion Rate” described herein, on the earlier of (i) a listing of the Class A shares on a national securities exchange; (ii) a merger or consolidation of the company with or into another entity, or the sale or other disposition of all or substantially all of our assets; (iii) after the termination of this primary offering in which the initial Class T shares in the account were sold, the end of the month in which total underwriting compensation paid in this primary offering is not less than 10% of the gross proceeds of this primary offering from the sale of Class A, Class T, Class D and Class I shares; and (iv) the end of the month in which the total underwriting compensation paid in any particular account with respect to such Class T shares purchased in this primary offering, comprised of the dealer manager fees, selling commissions, and distribution and shareholder servicing fees, is not less than 8.5% of the gross offering price of those Class T shares purchased in such primary offering (excluding shares purchased through our distribution reinvestment plan and those shares received as a distribution). We will also cease paying the distribution and shareholder servicing fee with respect to Class T shares on the date upon which our shareholder distribution and servicing fee plan adopted by our board of directors terminates or is not continued with respect to the Class T Shares. Such plan must be approved annually by a vote of our board of directors, including a majority of our independent directors, who have no direct or indirect financial interest in the operation of such plan or any agreements related to such plan. If we redeem a portion, but not all of the Class T shares held in a shareholder’s account, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were redeemed and those Class T shares that were retained in the account. Likewise, if a portion of the Class T shares in a shareholder’s account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were transferred and the Class T shares that were retained in the account.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount

We will cease paying the distribution and shareholder servicing fee with respect to Class D shares held in any particular account, and those Class D shares will convert into a number of Class A shares determined by multiplying each Class D share to be converted by the applicable “Conversion Rate” described herein, on the earlier of (i) a listing of the Class A shares on a national securities exchange; (ii) a merger or consolidation of the company with or into another entity, or the sale or other disposition of all or substantially all of our assets; (iii) after the termination of this primary offering in which the initial Class D shares in the account were sold, the end of the month in which total underwriting compensation paid in this primary offering is not less than 10% of the gross proceeds of this primary offering from the sale of Class A, Class T, Class D and Class I shares; and (iv) the end of the month in which the total underwriting compensation paid in any particular account with respect to such Class D shares purchased in this primary offering, comprised of the dealer manager fees, selling commissions, and distribution and shareholder servicing fees, is not less than 8.5% of the gross offering price of those Class D shares purchased in such primary offering (excluding shares purchased through our distribution reinvestment plan and those received as a distribution). We will also cease paying the distribution and shareholder servicing fee with respect to Class D shares on the date upon which our shareholder distribution and servicing fee plan adopted by our board of directors terminates or is not continued with respect to the Class D Shares. Such plan must be approved annually by a vote of our board of directors, including a majority of our independent directors, who have no direct or indirect financial interest in the operation of such plan or any agreements related to such plan. If we redeem a portion, but not all of the Class D shares held in a shareholder’s account, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class D shares that were redeemed and those Class D shares that were retained in the account. Likewise, if a portion of the Class D shares in a shareholder’s account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class D shares that were transferred and the Class D shares that were retained in the account.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount
Reimbursement to the Manager, Sub-Manager and their respective affiliates for organizational and offering expenses	With respect to this offering, under the terms of the Management and Sub-Management Agreements between us and the Manager and the Sub-Manager, respectively, the Manager (and indirectly the Sub-Manager) is entitled to receive up to 1.5% of gross proceeds raised in this offering to recover cumulative organization and offering costs (other than selling commissions, dealer manager fees, and distribution and shareholder servicing fees) which have been funded by the Manager, the Sub-Manager or their respective affiliates. The Manager (and indirectly the Sub-Manager) is responsible for the payment of our organization and offering expenses to the extent that these expenses exceed 1.5% of the gross proceeds from this offering. Through the Sub-Management Agreement, the Sub-Manager is responsible for the payment of 50% of the portion of our aggregate organization and offering expenses to the extent that they exceed 1.5% of the gross proceeds from this offering, in each case, without recourse against or reimbursement by us. Notwithstanding the foregoing, we reimburse the Manager and its affiliates for organizational and offering costs only to the extent that (1) the total amount of all organizational and offering costs are reasonable and (2) solely in connection with this offering, the reimbursement would not cause the selling commissions, any dealer manager fee, the distribution and shareholder servicing fees and the other organizational and offering expenses borne by us to exceed 15.0% of the gross offering proceeds as of the date of the reimbursement. We have targeted an offering expense ratio of 1.0% for organizational and offering expenses.	Amount is not determinable at this time.

Base management fee to the Manager

The base management fee is calculated for each share class at an annual rate of (i) for the non-founder shares of a particular class, 2% of the product of (x) our average gross assets and (y) the ratio of non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and will be payable monthly in arrears. The management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets will reflect changes in the fair market value of our assets, which will not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation. Average Adjusted Capital of an applicable class is computed on the daily adjusted capital for such class for the actual number of days in such applicable month.

Amount is not determinable at this time.

Total Return incentive fee on income to the Manager

The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. We will accrue (but not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and will perform a final reconciliation at completion of each calendar year and the total return incentive fee shall be due and payable to the Manager no later than ninety (90) calendar days following the end of the applicable calendar year.

Amount is not determinable at this time.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount

The total return incentive fee for each share class is calculated as follows:

No total return incentive fee will be payable in any calendar year in which the annual Total Return to Shareholders of a particular share class does not exceed 7%. We refer to this as the annual preferred return.

As it relates to our non-founder shares, all of our Total Return to Shareholders with respect to each particular share class of non-founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 8.75%, or the “non-founder breakpoint,” in any calendar year, will be payable to the Manager. We refer to this portion of the total return incentive fee as the non-founder catch up. It is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular class once the Total Return to Shareholders of a particular share class exceeds 8.75% in any calendar year.

As it relates to founder shares, all of our Total Return to Founder Shareholders, with respect to a particular share class of founders shares, if any, that exceeds the annual preferred return, but is less than or equal to 7.777%, or the “founder breakpoint,” in any calendar year, will be payable to the Manager. We refer to this portion of the total return incentive fee as the founder catch up. It is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders once the Total Return to Founder Shareholders of a particular share class exceeds 7.777% in any calendar year.

For any quarter in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for non-founder shares of a particular class, 20% of the Total Return to Non-founder Shareholders of such class, and for founder shares of a particular share class, 10% of the Total Return to Founder Shareholders, in each case because the annual preferred and relevant catch ups will have been achieved.

The High Water Marks that applied to the Company’s incentive fee calculation for the year ending December 31, 2023, were $34.90 for our Class FA shares, $32.45 for our Class A shares, $32.46 for our Class T shares, $32.11 for our Class D shares, $32.88 for our Class I shares and $35.39 for Class S shares.

The High Water Marks that will apply to the Company’s incentive fee calculation for the year ending December 31, 2024, will be $36.67 for our Class FA shares, $33.57 for our Class A shares, $33.64 for our Class T shares, $33.31 for our Class D shares, $34.06 for our Class I shares and $37.25 for Class S Shares.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount

For purposes of calculating the Total Return to Shareholders, the change in our net asset value is subject to a High Water Mark. The “High Water Mark” is equal to the highest year-end net asset value, for each share class of the company since inception, adjusted for any special distributions resulting from the sale of our assets, provided such adjustment is approved by our board of directors. If, as of each calendar year end, our net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in our net asset value for such share class in excess of the High Water Mark, and (B) below the High Water Mark, for such calendar year, (i) any increase in our per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in our per share net asset value will be included in the calculation of Total Return to Shareholders for such share class.

“Total Return to Shareholders” for any calendar quarter is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of such calendar quarter end.

“Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preference return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

Adjusted Capital is defined as cumulative proceeds generated from sales of our shares of a particular share class (including proceeds for a distribution reinvestment plan, if any), net of sales load (upfront selling commissions and dealer manager fees), if any, reduced for (i) distributions paid to our shareholders of such class that represent return of capital on a tax basis and (ii) the full amounts paid for share repurchases pursuant to our share repurchase program, if any for such class.

Reimbursement to the Manager and Sub-Manager and their respective affiliates for operating expenses	We reimburse the Manager and the Sub-Manager and their respective affiliates for certain operating costs and expenses of third parties incurred in connection with their provision of services to us, including fees, costs, expenses, liabilities and obligations relating to our activities, acquisitions, dispositions, financings and business, subject to the terms of our LLC Agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement. See “Management—Management Agreement—Payment of Our Expenses,” “Management—Sub-Management Agreement—Payment of Our Expenses” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expense Support and Conditional Reimbursement Agreement.”	Amount is not determinable at this time.

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

March 29, 2024

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount
The Administrator and the Sub-Administrator each also provides certain administrative services to us and we may pay third-parties directly or reimburse the Administrator and the Sub-Administrator for costs and expenses of third parties for services provided to us. The Administrator and the Sub-Administrator are not reimbursed for administrative services performed by them for our benefit. See “Management—Administrative Services—Administrative Services Agreement” and “Management—Administrative Services—Sub-Administration Agreement.”